Filed Pursuant to Rule 433
Registration No. 333-157406
February 24, 2009
TERM SHEET
$1,000,000,000 8.250% Notes due 2019

Issuer:	Noble Energy, Inc.

Securities Offered:	8.250% Notes due 2019

Format:	SEC Registered

Principal Amount:	$1,000,000,000

Maturity:	March 1, 2019

Coupon:	8.250%

Price to Public:	99.529%

Yield to Maturity:	8.320%

Benchmark Treasury:	2.750% due February 15, 2019

Benchmark Treasury Yield:	2.820%

Spread to Benchmark Treasury:	T+550 basis points

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2009

Optional Redemption:	Make Whole call as set forth in the preliminary prospectus
supplement (Treasury rate plus 50 basis points)

Trade Date:	February 24, 2009

Settlement:	T+3; February 27, 2009

CUSIP:	655044 AD7

Denominations:	$1,000 and integral multiples of $1,000

Anticipated Ratings:	Moody’s: Baa2 (stable outlook) S&P: BBB (stable outlook)

Joint Book-Running Managers:	Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.
Barclays Capital Inc.
Greenwich Capital Markets, Inc.
UBS Securities LLC

Co-Managers:	Banc of America Securities LLC
BMO Capital Markets Corp.
BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Mitsubishi UFJ Securities International plc
Mizuho Securities USA Inc.
Wells Fargo Securities, LLC
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
Mitsubishi UFJ Securities International plc is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll free at 1-800-503-4611 or J.P. Morgan Securities Inc. collect at 1-212-834-4533.